UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2016 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

Attached is a position statement received by Zack and Orli Rinat, who beneficially own 6,484,347 ordinary shares (or 8.5%) of Perion, relating to Perion's shareholder meeting scheduled to be held on September 26, 2016.   These individuals are solely responsible for the content of their position statement. The Board of Directors rejects the assertions in this position statement and stands by its own positions set forth in Perion's Proxy Statement dated August 22, 2016, which is available at the website of the Securities and Exchange Commission at: https://www.sec.gov/Archives/edgar/data/1338940/000117891316006311/exhibit_1.htm.

Exhibit 1:	Shareholder Position Statement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name:	Limor Gershoni Levy
Title:	Corporate Secretary &
General Counsel

Date: September 15, 2016

Exhibit Index

Exhibit 1:	Shareholder Position Statement.